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EXHIBIT 99.3

LETTER FROM KAIZEN FOOD CORPORATION GRANTING THE COMPANY THE RIGHT TO
EXERCISE THE OPTION

KAIZEN
Food Corporation, #200 - 841 West Broadway, Vancouver, B.C., Canada, V5Z 1J9;
Ph (604) 739-9772; Fax (604) 739-9782

July 15, 2001

Mr. Terry Woo, President
Newtech Resources Ltd.
Suite 200 - 841 West Broadway
Vancouver, B.C. V5Z 1J9
Canada

Re: Exercise of Option

Dear Mr. Woo:

This is to inform you that pursuant to the terms of the Option/License Agreement dated June 30, 2000, between Newtech Resources Ltd. ("Newtech") and Kaizen Food Corporation ("Kaizen"), Kaizen hereby grants Newtech the option to exercise its right to the exclusive North American wide license to manufacture,distribute, market, sublicense, and/or sell the products incorporating the technology known as Cystatin for research and as stipulated in Schedule A of the Option/License Agreement dated June 30, 2000, between Kaizen Food Corporation and Newtech Reosurces Ltd.

The Option/License Agreement dated June 30, 2000, between Kaizen Food Corporation and Newtech Resources Ltd. shall be the only and governing agreement between Kaizen and Newtech and remains in full force unless/until terminated pursuant to the terms of the Option/License Agreement.

Further, pursuant to the terms of the Option/License Agreement dated June 30, 2000, this letter also acknowledges receipt of a total $40,000 (over several installments) from Newtech, which $40,000 was used only against costs incurred for patent and research and development expenses.

I look forward to a continued working business relationship with your company.

Sincerely,

/s/Ton Fei Fred Tham, President
Kaizen Food Corporation

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EXHIBIT 99.3 LETTER FROM KAIZEN FOOD CORPORATION GRANTING THE COMPANY THE RIGHT TO EXERCISE THE OPTION
KAIZEN Food Corporation, #200 - 841 West Broadway, Vancouver, B.C., Canada, V5Z 1J9; Ph (604) 739-9772; Fax (604) 739-9782